November 22, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed October 24, 2023
File No. 333-274214

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated November 15, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “F-1/A/3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1, Filed October 24, 2023

Risk Factors

Risks Related to Doing Business in China

There are uncertainties regarding the interpretation and enforcement of PRC laws..., page 20

1.	We note your response to comment 1 and reissue in part. Please restore the language in this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure conveys the significant discretion in enforcement of laws, rules and regulations, and that enforcement can be inconsistent and unpredictable.

Response: In response to the Staff’s comment, we have restored the language in this risk factor to the version contained in the registration statement dated August 25, 2023 on page 20 of the F-1/A/3.

The PRC government exerts substantial influence over..., page 22

2.	We note your response to comment 1 and reissue in part. Please restore the language in this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure conveys the substantial control the Chinese government exercises over the Chinese economy or that future actions could have a significant economic infect on economic conditions in China or require you to divest yourselves of interests held in your operations in China.

Response: In response to the Staff’s comment, we have restored the language in this risk factor to the version contained in the registration statement dated August 25, 2023 on page 22 of the F-1/A/3.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more..., page 27

3.	We note your response to comment 1 and reissue in part. Please restore the language found in the final paragraph of this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure that removes detailed references to the regulatory oversight of SAMR and MOFCOM conveys the same risks.

Response: In response to the Staff’s comment, we have restored the language found in the final paragraph of this risk factor to the version contained in the registration statement dated August 25, 2023 on page 27 of the F-1/A/3.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent..., page 33

4.	We note your response to comment 1 and reissue in part. We note the new disclosure in this risk factor, particularly in the first and last paragraphs of this risk factor on page 34, please restore the language to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure, that no longer states that the PCAOB was not given access to inspections in China, and the removal of the distinct risk of the PCAOB being obstructed, conveys the same risk. Please also make corresponding changes to the PCAOB related disclosure on the cover page.

Response: In response to the Staff’s comment, we have restored the language of this risk factor to the version contained in the registration statement dated August 25, 2023 on the cover page and pages 1 and 34 of the F-1/A/3.

Limitations on the availability of data and the operating entity’s ability to analyze such data could affect its optimization capability..., page 40

5.	We note your response to comment 1 and reissue in part. We note the change in this risk factor heading from “significantly restrict” to “affect.” Please restore this risk factor heading to the previous version found in the registration statement dated August 25, 2023. Since you risk factor contemplates that government authorities could prohibit or limit the collection of data, the previous risk factor heading better reflects the content of the risk factor.

Response: In response to the Staff’s comment, we have restored the heading of this risk factor to the previous version found in the registration statement dated August 25, 2023 on page 40 of the F-1/A/3.

Capitalization, page 63

6.	Please explain to us why you have not included loans outstanding in the table pursuant to Item 3.B of Form 20-F as directed by Item 4.a of Form F-1, or revise as appropriate.

Response: In response to the Staff’s comment, we revised the capitalization table and relevant disclosures on page 63 to include outstanding short-term loans and long-term borrowing, pursuant to Item 3.B of Form 20-F.

7.	Please explain to us and disclose how the balance of deferred listing costs at June 30, 2023 is reflected in the “As adjusted” column.

Response: In response to the Staff’s comment, we have revised the disclosure on page 63 to disclose the balance of deferred listing costs at June 30, 2023 in the “As adjusted” column. The balance of deferred listing costs at June 30, 2023 are reflected in the “As adjusted” column in the following manner: The additional paid-in capital in the “As adjusted” column is calculated as the sum of the additional paid-in capital in the “Actual” column and the net offering proceeds. The net proceeds of $11,028,387 are calculated as follows: $13,500,000 gross offering proceeds, less underwriting discounts and commissions of $1,080,000, underwriter’s non-accountable expense allowance of $135,000, accountable expense of $239,500, and other estimated offering expenses of $1,017,113. The balance of deferred listing costs of $556,752 at June 30, 2023 is a part of other estimated offering expense, and is therefore subtracted from the gross offering proceeds in computing the “As Adjusted” number.

Dilution, page 64

8.	Please explain to us and disclose how the balance of deferred listing costs at June 30, 2023 is reflected in adjusted net tangible book value at June 30, 2023.

Response: In response to the Staff’s comment, we revised the disclosure on page 64 to reflect the balance of the deferred listing costs at June 30, 2023 in the adjusted net tangible book value at June 30, 2023. The balance of deferred listing costs at June 30, 2023 are reflected in the adjusted net tangible book value at June 30, 2023 in the following manner: the adjusted net tangible book value of $12,594,892 at June 30, 2023 is the sum of the actual net tangible book value of $1,009,753 as of June 30, 2023, net offering proceeds of $11,028,387 and the deferred listing costs of $556,752. The actual net tangible book value of $1,009,753 as of June 30, 2023 is calculated by subtracting the deferred listing costs of $556,752 at June 30, 2023 from the total shareholders’ equity of $1,566,505 at June 30, 2023. The reason for adding back the balance of deferred listing costs during the step of calculating the adjusted net tangible book value at June 30, 2023 is to avoid the repeated counting in the subtraction of the balance of deferred listing costs, since this balance is also subtracted in the calculation of net offering proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 69

9.	We note the significant increase in supplier advances at June 30, 2023 from June 30, 2022. If this is a known contractual obligation or material cash requirement, please expand your discussion to clearly explain the use of advances to suppliers. Refer to Item 5.B and Item 5.B.3 of Form 20-F as referenced from Item 4.a of Form F-1.

Response: Supplier advances refer to the advance payment to media platforms which require us to prepay before we place customers’ advertisements on the platform. The increase in supplier advances is mainly due to the increase in the sales orders, which can be attested by the increase in advances from customers from $166,899 at June 30, 2022 to $1,493,947 at June 30. 2023. Rather the increase is not due to known contractual obligations or cash requirements.

Consolidated Financial Statements for the Years Ended June 30, 2023 and 2022

Consolidated Statements of Cash Flows, page F-6

10.	Please reconcile for us the amounts presented here for changes in balance sheet line items with the change in the corresponding line item presented in the consolidated balance sheets. For example (but not limited to), the amount presented here for the change in “Advance payment” is $2,473,178 but the change on the balance sheet in “Supplier advances” is $2,373,648, and the amount presented here for the change in “Accounts payable” is $1,201,034 but the change on the balance sheet in “Accounts payable” is $1,244,298.

Response: The difference is due to the different exchange rate applied to balance sheet items and corresponding items on the cash flow statements at the translation of financial statements. Specifically, our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars (“US$”). Assets and liabilities are translated using the exchange rate at each balance sheet date (“spot rate”). The statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period (“average rate”).

In response to the Staff’s comment, we reconciled the change of certain major balance sheet items, such as advance payment and accounts payable which carry relatively higher balance with the changes shown on the cash flow statements in the following table.

		June-30-2022		June-30-203
Accounting subjects	Description	Spot rate	6.71	Spot rate	7.23
				Average rate	6.94
Advance payment		RMB		RMB	Change in amount (RMB)	Change in amount (US$) (applied with the average rate)
	The amount presented in consolidated statement of cash flow	208,268		17,375,739	17,167,471	2,473,178
		US$ (applied with the spot rate)		US$ (applied with the spot rate)		Change in amount (US$)
	The amount presented in consolidated balance sheet	31,032		2,404,680		2,373,648
Accounts payable		RMB		RMB	Change in amount (RMB)	Change in amount (US$) (applied with the average rate)
	The amount presented in consolidated statement of cash flow	8,534,285		197,350	-8,336,934	-1,201,034
		US$ (applied with the spot rate)		US$ (applied with the spot rate)		Change in amount (US$)
	The amount presented in consolidated balance sheet	1,271,610		27,312		-1,244,298

Notes to Consolidated Financial Statements

Note 4. Advances to Suppliers, net, page F-16

11.	Here you refer to “Advances to Suppliers, net,” the balance sheet refers to “Supplier advances,” the operating activities section of the cash flow statement refers to “Advance payment,” note 2(f) refers to “Prepayment to suppliers, net” and page 70 refers to “advance payments to media platforms.” If all of these descriptions refer to the same activity, please revise to use one description consistently and what it is net of. If they refer to differing activities, disclose how they are distinguished and your accounting for each. Also revise to disclose here and elsewhere as appropriate the specific nature of this/these activity/activities. Along with your revised disclosure, explain to us and disclose as appropriate how payments represented here relate to your references to “traffic acquisition from top online media platforms” and “prepayments for future traffic acquisition” referred to elsewhere in the filing (e.g., pages 74, 83 and F-10) and what traffic acquisition in this context represents.

Response: The phrases of “Advances to supplier, net”, “Supplier advances”, “Advance payment”, “Prepayment to suppliers, net” and “advance payments to media platforms” have the same meaning, which is the advance payment to suppliers. The suppliers specifically refer to media platforms, where we place ads for our advertiser customers. The “net” refers to that balance that is net of allowances for doubtful accounts, if any. We have revised relevant descriptions to “advance to suppliers” and “advance to suppliers, net” for consistency, on pages 70, F-3, F-6 and F-8.

In relation to “traffic acquisition from top online media platforms” and “prepayments for future traffic acquisition” mentioned in the prospectus, we are generally required to pay advances to online media platforms before we place advertisements on these platforms with registered users who are the target audience of our advertisement campaigns. The process of advertising and acquiring a target audience on online media platforms is called “traffic acquisition.” We have revised disclosures on pages 74, 83 and F-10 for clarification.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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